MTS Announces Third Quarter 2012 Financial Results

Year over Year Quarterly Revenues Increased 12% and Operating Income Increased 180%

Generated $1.3 Million of Free Cash Flow During the First Nine Months of 2012

The Company Recorded a Non-Recurring Charge of $0.45 Million Due to a Tax Ruling

Ra’anana, Israel – November 8, 2012 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of MVNE services and telecommunications expense management (TEM) services and solutions, today announced its financial results for the third quarter of 2012.

Revenues for the third quarter of 2012 were $3.4 million, compared with $3.0 million in revenues during the same quarter last year and revenues of $3.3 million in the second quarter of 2012. The Company’s operating profit was $692,000 in the third quarter of 2012 compared to an operating profit of $244,000 for the third quarter of 2011 and $517,000 in the second quarter of 2012. On a non-GAAP basis, excluding the non-recurring tax charge related to a court ruling, net income for the third quarter of 2012 was $691,000 or $0.15 per diluted share, compared with net income of $226,000 or $0.05 per diluted share in the third quarter of 2011 and $460,000 or $0.10 per diluted share in the second quarter of 2012. Net income for the third quarter, after a $446,000 non-recurring tax charge, was $245,000 or $0.05 per diluted share, compared with net income of $226,000 or $0.05 per diluted share in the third quarter of 2011 and $460,000 or $0.10 per diluted share in the second quarter of 2012.

Revenues for the nine months period ended September 30, 2012 were $9.6 million, compared with $8.8 million for the comparable period in 2011. The Company’s operating profit was $1.5 million for the nine months period ended September 30, 2012 compared to an operating profit of $439,000 for the same period last year. On a non-GAAP basis, excluding the non-recurring tax charge related to the court ruling, net income for the nine months ended September 30, 2012 was $1.5 million or $0.32 per diluted share, compared with net income of $588,000 or $0.13 per diluted share in the comparable period of 2011. Net income for the nine months ended September 30, 2012 was $1.0 million or $0.22 per diluted share, compared with net income of $588,000 or $0.13 per diluted share in the comparable period in 2011.

Net income for the third quarter and for the nine months period ending September 30, 2012 was negatively affected by a non-recurring tax charge of approximately $446,000, as a result of a court ruling relating to the Company’s appeal of a tax ruling of the Israeli tax authorities that was issued with respect to the 1997 to 1999 period. The Company has not as yet received an assessment from the tax authorities.

As of September 30, 2012, we had cash and marketable securities of $4.6 million as compared to $3.4 million as at December 31, 2011. During the nine month period ended September 30, 2012 we had positive operating cash flow of $1.3 million, as compared to positive operating cash flow of $800,000 during the nine month period ended September 30, 2011.

“Our third quarter results represent continued improvements in our financial results and indicators as a result of our efforts to develop our Mobile Virtual Network Enabler (MVNE) activity and the Telecom Expense Management opportunities through partners, new customer acquisitions and expanding our existing customer base" said Eytan Bar, CEO of MTS.

"As we previously announced, we extended our largest existing MVNO services contract, with minimum revenues of $3.6 million during 2013. In addition, following last quarter’s announcement that we signed a new managed service agreement, we recently were able to successfully launch our MVNE service with this new MVNO in the US. The Company sees other opportunities in this market and we are working diligently to turn them into new contracts. We are looking forward to improving both our top and bottom line performance," concluded Mr. Bar.

Non-GAAP Financial Measures

This release includes non-GAAP net income and diluted earnings per share financial measures. These non-GAAP measures exclude a non-recurring tax charge.

The Company’s management believes that the presentation of non-GAAP measures provides useful information to investors and management regarding financial and business trends relating to the Company’s financial condition and results of operations.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. Please refer to the reconciliation of GAAP to Non-GAAP table below.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative products and services for comprehensive telecom expense management (TEM) and enterprise mobility management (EMM) solutions used by enterprises, telecom billing solutions used by telecommunication service providers, and mobile virtual network operators and enablers (MVNO/MVNE) solutions used by mobile service providers.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong and The Netherlands as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors.  MTS shares are traded on the NASDAQ Capital Market (symbol MTSL).  For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contact:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2012	2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,516	$3,269
Restricted cash	146	45
Restricted marketable securities	123	127
Trade receivables, net	751	854
Prepaid expenses and other assets	152	93

Total current assets	5,688	4,388

LONG-TERM ASSETS:
Severance pay fund	696	619
Other long term assets	35	37

Total long-term assets	731	656

PROPERTY AND EQUIPMENT, NET	201	161

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	809	1,050

Total other assets	4,288	4,529

Total assets	$10,908	$9,734

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2012	2011
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$255	$326
Accrued expenses and other liabilities	2,694	2,354
Deferred revenues	1,690	2,025
Liabilities of discontinued operations	435	435

Total current liabilities	5,074	5,140

LONG-TERM LIABILITIES -
Accrued severance pay	835	762

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	13	13
Additional paid-in capital	19,903	19,773
Treasury shares	(29)	(29
Accumulated other comprehensive income	3	(19
Accumulated deficit	(14,891)	(15,906

Total shareholders' equity	4,999	3,832

Total liabilities and shareholders' equity	$10,908	$9,734

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,
	2012	2011	2012	2011
Revenues:
Product sales	$2,622	$2,933	$870	$926
Services	7,026	5,911	2,515	2,083

Total revenues	9,648	8,844	3,385	3,009

Cost of revenues:
Product sales	887	836	269	255
Services	2,458	1,982	846	662

Total cost of revenues	3,345	2,818	1,115	917

Gross profit	6,303	6,026	2,270	2,092

Operating expenses:
Research and development, net of grants from the OCS	1,003	1,445	299	500
Selling and marketing	1,600	1,465	557	439
General and administrative	2,206	2,267	717	909

Total operating expenses	4,809	5,587	1,573	1,848

Operating profit	1,494	439	697	244
Financial income (expenses), net	(20)	79	1	(11)
Capital gain on sale of investment	-	78	-	-

Income before taxes on income	1,474	596	698	233
Tax on income (benefit), net	459	8	453	7

Net income	$1,015	$588	$245	$226

Net Income per share:

Basic net income per Ordinary share	$0.23	$0.13	$0.05	$0.05
Diluted net income per Ordinary share	$0.22	$0.13	$0.05	$0.05

Weighted average number of Ordinary shares used in computing basic net income per share	4,462,807	4,459,057	4,470,306	4,459,057
Weighted average number of Ordinary shares used in computing diluted net income per share	4,525,694	4,459,057	4,533,193	4,459,057

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,
	2012	2011	2012	2011
GAAP Net Income	1,015	588	245	226
Tax charge related to court ruling	446	-	446	-

Non-GAAP Net income	$1,461	$588	$691	$226

Net Income per share:

GAAP diluted net income per Ordinary share	$0.22	$0.13	$0.05	$0.05
Non-GAAP diluted net income per Ordinary share	$0.32	$0.13	$0.15	$0.05
Weighted average number of Ordinary shares used in computing GAAP diluted net income per share	4,525,694	4,459,057	4,533,193	4,459,057
Weighted average number of Ordinary shares used in computing Non-GAAP diluted net income per share	4,525,694	4,459,057	4,533,193	4,459,057